

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

October 28, 2009

By U.S. mail

Ms. Zheng Luo
Chief Executive Officer
Omnialuo, Inc.
Room 101, Building E6
Huaqiaocheng East Industrial Park
Nanshan District, Shenzhen 518053
The People's Republic of China

> **Re: OmniaLuo, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-52040**

Dear Ms. Luo:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that the cover pages of Form 10-K and Form 10-Q contain an incorrect Commission File Number. Please include the correct number which is 000-52040 in future filings.

2.   To the extent that your Form 10-K is revised in response to our comments below, please revise the subsequent interim filings on Form 10-Q to conform to the changes.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

3.   We note your selected consolidated statement of income data includes "total segment profit," a non-GAAP financial measure as defined by Item 10(e)(2) of Regulation S-K. Please revise to provide the required disclosures under Item 10(e)(1)(i) of Regulation S-K. Please refer to Question 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, which can be found on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

4.   You state in the Inventories policy note that inventories are written down for estimated obsolescence and lack of marketability based upon assumptions about future demand and market conditions. In view of the significant amount of inventory manufactured to meet 2008 sales targets and the resulting slow sales and closing of non-performing stores in 2008, tell us how you evaluated inventory for possible write-down at year-end and describe the assumptions you made regarding future demand and market conditions. Tell us how your assumptions of future demand have compared to actual results in 2009. Also describe to us the basis for recognizing a recovery of obsolete inventory based upon the difficult market conditions that existed in 2008.

Notes to Consolidated Financial Statements, page 6

3. Summary of significant accounting policies, page 8

Principles of consolidation, page 8

5.   We note that co-owned stores are owned jointly by you and a co-ownership partner ("partner"). Your partner receives 30% of the revenue from co-owned stores, after deducting the minimum payments to the landlord. You also share operating expenses evenly with your partner; however, you made 70% of the upfront investment. We also note that you retain full ownership of the inventory delivered to the co-owned stores. Please explain to us whether you consolidate these co-owned stores and the basis for your conclusion. Also, please tell us how you considered EITFs 07-1 and 99-19 with respect to the income statement classification of the revenues and operating expenses you share with your partner.

Inventories, page 9

6.   We note from your disclosure that you recognized a $65,456 recovery of obsolete inventory in 2008. Please explain to us the nature of the recovery and tell us how you considered Staff Accounting Bulletin Topic 5 BB, which states that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost

basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

7.   We note that you closed 37 stores in the months of November and December 2008 and an additional 43 stores through February 2009. Tell us the nature and amount of any costs, e.g., one-time termination benefits, contract termination costs, inventory write downs, etc. incurred in relation to these exit activities and revise future filings to provide the necessary disclosures.   See paragraph 20 of SFAS 146. .

5. Income taxes, page 14

8.   We note from your disclosure that you are subject to US tax laws and due to your current policy to reinvest earnings from your non-US operations, you have not provided deferred taxes on undistributed earnings of your non-US subsidiaries. Please provide in future filings the required disclosures under paragraph 44 of SFAS 109 or tell us why you believe these disclosures are not necessary.

7. Trade receivables, page 16

9.   We note your disclosure on page 9 stating that you have trade receivables that are due after one year and up to three years. However, all of your trade receivables are classified as current assets. Tell us why these trade receivables are classified as current..

Item 9A (T). Controls and Procedures

Disclosure Controls and Procedures

10.   You disclosed in part that "management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives..." Please confirm to us and revise your disclosure in future filings to clarify, if true, that your disclosure controls and procedures are also effective in providing reasonable assurance.   Refer to Section II.F.4 of SEC Release No. 33-8238.

Changes in Internal Controls over Financial Reporting

11.   Please confirm to us and revise your disclosure in future filings to clarify, if true, that there were no material changes in your internal control over financial reporting during the last fiscal quarter or the fourth fiscal quarter for an annual report. Refer to Item 308T(b) of Regulation S-K.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2 – Section 302 Certifications

12.   Please amend to provide your Section 302 certifications in exactly the same form set forth in Item 601(b)(31) of Regulation S-K. In this regard, you should make the following revisions:

     (a)   Remove "for the quarter ended March 31, 2009" and "for the quarter ended June 30, 2009" from the first paragraph;

     (b)   Reflect the introductory language of paragraph 4; and

     (c)   Include paragraph 4(b) to reference to internal controls over financial reporting.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Steve Lo at 202-551-3394 or Nasreen Mohammed at 202-551-3773 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services